Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated November 25, 2014	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

By:	/s/ Geoffrey Weiji Gao
Name:	Geoffrey Weiji Gao
Title:	Principal Financial and Accounting Officer

Date: November 25, 2014

Exhibit 99.1

Contact:
Acorn International, Inc.	Compass Investor Relations
Ms. Xiaojing Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888 Ext. 2496	Phone: +1-310-528-3031
Email: lixj@chinadrtv.com	Email: Eketchmere@compass-ir.com
www.chinadrtv.com	www.compassinvestorrelations.com

Acorn International Reports Third Quarter 2014 Financial Results

SHANGHAI, China, November 25, 2014 – Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the third quarter ended September 30, 2014.

Summary Results for the Third Quarter of 2014

•	Net revenues were $31.1 million, a decrease of 44.8% from $56.3 million in the third quarter of 2013.

•	Gross profit was $12.3 million, a decrease of 55.0% from $27.5 million in the third quarter of 2013.

•	Gross margin was 39.8%, as compared to 48.8% in the third quarter of 2013.

•	Operating loss was $9.4 million, as compared to $11.1 million in the third quarter of 2013.

•	Net loss attributable to Acorn was $8.7 million, as compared to $10.5 million in the third quarter of 2013.

•	Basic and diluted loss per American Depositary Share (“ADS”, one ADS represents three ordinary shares) was $0.33, as compared to basic and diluted loss per ADS of $0.39 in the third quarter of 2013.

In the third quarter of 2014, the Company’s TV direct sales business continued to be impacted by a recent regulation imposed by China’s State Administration of Press, Publication, Radio, Films and Television (the “SAPPRFT”) limiting the length and frequency of infomercials aired on satellite television channels in China. Acorn’s kitchen and household products experienced a sharp decline due to an adjustment in the Company’s television media purchasing strategy from satellite television channels to local channels during the quarter, while sales of fitness products, which are entering the later stages of their product life cycle, and mobile phones continued to decline.

Sales of electronic learning products increased slightly year-over-year, primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality. The Company believes that as brand recognition of its electronic learning products continues to grow, it will achieve better results in the future. Meanwhile, it is replacing underperforming distributors and expanding the overall size of its distribution network. Acorn is also pursuing an O2O (“online to offline”) platform for its electronic learning products in partnership with one of China’s leading consumer electronics retailers.

Management continues to monitor the impact of the new SAPPRFT regulation and is exploring several strategies to better position the Company’s TV direct sales business under the new regulatory environment. The Company continues its efforts to improve efficiency of a more modest media budget and identify areas for additional cost savings. Given the limited success of its product placement marketing strategy on local channels, Acorn is exploring placing greater focus on satellite television channels in the future. In addition, the Company plans to launch new products in several categories and will utilize its recently reorganized outbound call centers, e-commerce and catalog businesses to help offset the decline in TV direct sales.

Business Results for the Third Quarter of 2014:

•	Sales generated from Acorn’s direct sales platforms, which consist of Acorn’s TV direct sales platform, outbound telemarketing, e-commerce and catalogs, decreased 72.6% in the third quarter of 2014 compared to the third quarter of 2013. The decrease was mainly due to the new regulation imposed by the SAPPRFT effective January 1, 2014 that limits the length and frequency of infomercials aired on satellite television channels. This caused an adjustment in the Company’s television media purchasing strategy from satellite television channels to local channels to promote its products and a corresponding decline in net revenues from the Company’s direct sales platforms.

•	Electronic learning products, which are sold primarily via Acorn’s nationwide distribution network, were the largest product category in the third quarter of 2014, generating revenues of $20.4 million and representing 65.5% of total gross revenues. Sales from electronic learning products increased slightly year-over-year, primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality. The Company expects electronic learning products to be its largest revenue driver in the fourth quarter of 2014.

•	Collectible products were the second largest product category in the third quarter of 2014, generating revenues of $3.4 million and representing 10.9% of total gross revenues, driven by sales of collectible watch, stamp and currency products. The Company expects collectibles to be the main product category contributing to sales generated from Acorn’s direct sales platforms in the remainder of the year.

Financial Results for the Third Quarter of 2014:

Total net revenues were $31.1 million, a decrease of 44.8% from $56.3 million in the third quarter of 2013. Direct sales contributed to 30.6%, or $9.5 million, of total net revenues in the third quarter of 2014, representing a 72.6% decrease from $34.7 million in the same period of last year.

The decrease in direct sales net revenue was mainly due to the impact of the new regulation imposed by the SAPPRFT.

Distribution sales net revenues were $21.6 million, relatively unchanged from third quarter of 2013. Distribution sales of electronic learning products accounted for 91.8% of total distribution sales and increased 2.2% year-over-year, which was primarily due to growing market recognition of the Company’s newer models which feature interactive internet functionality.

The table below summarizes the gross revenues of the Company in the third quarters of 2014 and 2013, respectively, broken down by product category:

	2014 Q3	Sales	2013 Q3	Sales
	$‘000%		$‘000%
Electronic learning products	20,376	65.5%	19,842	35.2%
Collectible products	3,398	10.9%	7,200	12.8%
Health products	2,451	7.9%	2,895	5.1%
Mobile phones	1,358	4.4%	4,529	8.0%
Fitness products	1,271	4.1%	5,302	9.4%
Kitchen and household products	1,020	3.3%	14,493	25.7%
Other products	1,253	3.9%	2,144	3.8%

Total gross revenues	31,127	100.0%	56,405	100.0%

Sales taxes	(70)		(148)

Total net revenues	31,057		56,257

Cost of sales in the third quarter of 2014 was $18.7 million, representing a 35.0% decrease from $28.8 million in the third quarter of 2013, primarily due to the decrease in overall sales.

Gross profit in the third quarter of 2014 was $12.3 million, representing a 55.0% decrease as compared to $27.5 million in the third quarter of 2013. Gross margin was 39.8% in the third quarter of 2014, as compared to 48.8% in the same period of 2013. The decrease in gross margin was primarily due to the larger contribution by electronic learning products, which generally carry lower gross margin, in the product mix.

Advertising expense was $5.5 million in the third quarter of 2014, down 66.8% from $16.4 million in the third quarter of 2013, primarily due to a significant reduction in television media spending in the third quarter of 2014. Gross profit over advertising expense, a benchmark Acorn uses to measure return on its multiple sales platforms, was 2.26 in the third quarter of 2014, up from 1.67 in the third quarter of 2013 and also up from 1.88 in the second quarter of 2014. The increase was primarily due to the larger contribution of electronic learning products, which are primarily sold through the Company’s distribution network, as well as a significant reduction in television media spending.

Other selling and marketing expense was $10.0 million in the third quarter of 2014, down 34.8% from $15.4 million in the third quarter of 2013. The decrease in other selling and marketing expense was less than the decrease in total net revenues due to celebrity endorsement expenses and the increase in certain labor costs to support the sales expansion of electronic learning products.

General and administrative expense was $6.3 million in the third quarter of 2014, down 13.8% from $7.3 million in the third quarter of 2013.

Other operating income, net, was $0.05 million in the third quarter of 2014, as compared to $0.5 million in the third quarter of 2013.

The operating loss was $9.4 million, as compared to $11.1 million in the third quarter of 2013.

Other income was $0.6 million, as compared to other income of $0.9 million in the third quarter of 2013.

Share-based compensation was $107,000 in the third quarter of 2014, unchanged from the third quarter of 2013.

Income tax benefit was $29,434 in the third quarter of 2014, compared to income tax expense of $0.2 million in the third quarter of 2013.

Net loss attributable to Acorn was $8.7 million, as compared to $10.5 million in the third quarter of 2013.

Basic and diluted loss per ADS was $0.33 compared to basic and diluted loss per ADS of $0.39 in the third quarter of 2013.

As of September 30, 2014, Acorn’s cash and cash equivalents, with restricted cash, totaled $51.7 million, as compared to $82.9 million as of December 31, 2013. The decrease in the Company’s cash and cash equivalents was primarily due to the losses from operations in the first nine months of 2014.

Other Information:

On September 29, 2014, Acorn Composite Corporation (a shareholder of the Company controlled by Mr. Robert W. Roche, a director of the Company), filed a petition (the “Petition”) with the Grand Court of the Cayman Islands (the “Cayman Islands Court”) seeking to have the Cayman Islands Court (i) issue a winding up order against the Company, or (ii) as an alternative remedy, direct the Company to call an extraordinary general meeting (“EGM”) so as to allow all of the shareholders and ADS holders of the Company to vote on various matters, including the removal of Messrs. Andrew Y. Yan, Don Dongjie Yang, Gordon Wang and Jing Wang as directors of the Company, and the appointment of Messrs. Benjamin Johnson, David Leung, Yue-Sai Kan and Jong-Guang Pan as directors of the Company, and to refrain from pursuing any share issuance until such further order of the Cayman Islands Court or approval of the shareholders of the Company following an EGM. Further details relating to the Petition are set forth in the Company’s Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on October 1, 2014,

On October 14, 2014, the Cayman Islands Court issued an order (“Order”) relating to the Petition, stipulating that the Petition is to be treated as an inter partes proceeding between Acorn Composite Corporation, on the one hand, and D. Y. Capital, a shareholder of the Company controlled by Don Dongjie Yang, the Company’s CEO and the chairman of its board of directors, and SB Asia Investment Fund II L.P., a shareholder of the Company controlled by Andrew Y. Yan, a director of the Company, on the other hand. As a result, the Petition is not a proceeding against the Company, which is to be treated as the subject matter of the Petition but shall be neutral as to its direction and outcome. Further details relating to the Order are set forth in the Company’s Form 6-K furnished to the SEC on October 22, 2014.

On November 11, 2014, D. Y. Capital and SB Asia Investment Fund II L.P. filed a cross-petition and summons with the Cayman Islands Court (the “Cross Petition”) seeking a winding up of the Company and other remedies and requested that the matter be assigned to the same judge and heard at the same time (and on the same evidence) as the Petition. The Cross Petition maintains that Mr. Roche, acting in his individual capacity as a director of the Company and in his capacity as a direct and indirect shareholder of the Company, has engaged in conduct and threatened to engage in conduct that has caused harm and/or threatens to cause harm to the Company’s shareholders as a whole and is contrary to the legitimate expectations of D. Y. Capital and SB Asia Investment Fund II L.P. (and their representatives). As an alternative to a winding up order, the Petition also requests equitable relief from the Cayman Islands Court to impose and order (a) preventing Mr. Roche from taking steps to remove Mr. Yang and Mr. Yan as directors of the Company, (b) restraining Mr. Roche from interfering with the day-to-day management of the Company, and (c) restraining Mr. Roche from taking steps to take control of the Company by appointing his nominees to the Company’s board of directors.

The Company intends to take a neutral position with respect to the Cross Petition to the same extent as its position with respect to the Petition.

Business Outlook:

Acorn’s management is currently exploring several strategies to better position its TV direct sales business under the new SAPPRFT regulation. The Company has reduced overall media spending while seeking to enhance media efficiency and identify areas for additional cost savings. After several months of focusing on local television channels, Acorn has determined that satellite channels provide a better return on media spending. As a result, the Company intends to focus more on satellite channels and less on local television channels. In addition, the Company intends to launch new products in several categories in the fourth quarter. Finally, management hopes to increase utilization of its other direct sales platforms, especially its outbound call centers, e-commerce and catalog businesses to help offset the decline in TV direct sales.

The Company is optimistic about the growth prospects for its electronic learning products in the remainder of 2014 and beyond. Management believes that as brand recognition of its electronic learning products continues to grow, it will achieve better results from its growing network of more than 4000 retail distributors. It is also pursuing an O2O platform in partnership with one of China’s leading consumer electronics retailers, providing opportunities for additional growth.

Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on November 25, 2014 (9:00 p.m. China Standard Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

•	1-888-346-8982 (U.S. Toll Free)

•	1-412-902-4272 (International)

•	800-905945 (Hong Kong Toll Free)

•	4001-201203(China Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on December 2, 2014 and may be accessed via:

•	1-877-344-7529 (U.S. Toll Free)

•	1-412-317-0088 (International)

•	Conference number: 10055967

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating TV direct sales businesses, other direct sales platforms and a nationwide distribution network. Acorn’s other direct sales platforms include outbound telemarketing centers, e-commerce websites, and catalogs. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, including its electronic learning products, as well as products from established third parties in a variety of categories. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s unaudited operating results for 2014; Acorn’s belief that its electronic learning products will achieve better results in the future as its brand recognition grows; Acorn’s ability to replace underperforming distributors and expand the overall size of its distribution network; Acorn’s ability to pursue an O2O platform for its electronic learning products in partnership; Acorn’s ability to further improve its media efficiency; Acorn’s ability to successfully launch new products in several categories and its ability to utilize its recently reorganized outbound call centers, e-commerce and catalog businesses to offset the decline in TV direct sales. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may result in a material adverse impact on the Company’s results of operations and financial condition.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including SAPPRFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2013 annual report on Form 20-F filed with SEC on April 17, 2014. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2013. The Company’s actual results of operations for the third quarter of 2014 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

ACORN INTERNATIONAL, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2013	September 30, 2014
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	82,552,314	42,003,021
Restricted cash	347,718	9,706,623
Accounts receivable, net	6,097,658	9,538,778
Notes receivable	—	217,660
Inventory	16,647,060	15,157,761
Prepaid advertising expenses	3,214,784	2,281,566
Other prepaid expenses and current assets, net	6,901,302	10,934,836
Deferred tax assets, net	847,696	576,319

Total current assets	116,608,532	90,416,564
Prepaid land use right	8,019,857	7,814,941
Property and equipment, net	29,755,082	27,512,549
Acquired intangible assets, net	1,480,363	1,254,091
Investments in affiliates	8,202,374	8,063,236
Restricted cash	9,677,049	—
Other long-term assets	1,610,456	1,350,138

Total assets	175,353,713	136,411,519

Liabilities and equity
Current liabilities:
Accounts payable	13,368,777	10,900,661
Accrued expenses and other current liabilities	13,107,760	10,197,538
Notes payable	1,148,125	—
Income taxes payable	1,308,616	492,011
Deferred revenue	787,273	692,371
Current portion of long-term debt	—	8,458,468

Total current liabilities	29,720,551	30,741,049
Long term debt	8,502,198	—
Deferred tax liability	858,811	851,050

Total liabilities	39,081,560	31,592,099

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	949,372	952,372
Additional paid-in capital	161,499,810	161,817,810
Accumulated deficits	(41,861,680)	(72,407,070)
Accumulated other comprehensive income	35,284,912	34,086,592
Treasury stock, at cost	(20,109,451)	(20,109,451)

Total Acorn International, Inc. shareholders’ equity	135,762,963	104,340,253
Non-controlling interests	509,190	479,167

Total equity	136,272,153	104,819,420

Total liabilities and equity	175,353,713	136,411,519

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars, except share data)

	3 Months Ended September 30		9 Months Ended September 30
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	34,671,297	9,489,300	109,970,526	35,098,343
Distribution sales	21,585,655	21,567,978	39,000,818	39,065,334

Total	56,256,952	31,057,278	148,971,344	74,163,677

Cost of revenues
Direct sales	(14,243,748)	(5,322,385)	(47,620,375)	(18,468,699)
Distribution sales	(14,549,222)	(13,385,870)	(26,745,843)	(24,983,288)

Total	(28,792,970)	(18,708,255)	(74,366,218)	(43,451,987)

Gross profit
Direct sales	20,427,549	4,166,915	62,350,151	16,629,644
Distribution sales	7,036,433	8,182,108	12,254,975	14,082,046

Total	27,463,982	12,349,023	74,605,126	30,711,690

Operating (expenses) income
Advertising expenses	(16,423,319)	(5,456,665)	(41,009,046)	(14,732,447)
Other selling and marketing expenses	(15,357,221)	(10,017,994)	(41,522,174)	(28,854,911)
General and administrative expenses	(7,289,720)	(6,286,460)	(22,293,625)	(20,531,527)
Other operating income, net	458,642	46,014	1,738,546	1,414,397

Total operating expenses	(38,611,618)	(21,715,105)	(103,086,299)	(62,704,488)

Loss from operations	(11,147,636)	(9,366,082)	(28,481,173)	(31,992,798)

Other income	896,141	588,334	2,588,557	1,698,119

Loss before income taxes, and equity in losses of affiliates	(10,251,495)	(8,777,748)	(25,892,616)	(30,294,679)

Income tax (expenses) benefits
Current	(208,787)	29,434	(112,799)	62,810
Deferred	—	—	—	(263,391)

Total income tax (expenses) benefits	(208,787)	29,434	(112,799)	(200,581)

Equity in losses of affiliates	(109,533)	—	(197,619)	(75,677)

Net loss	(10,569,815)	(8,748,314)	(26,203,034)	(30,570,937)

Net loss attributable to noncontrolling interests	30,636	20,247	98,634	25,547

Net loss attributable to Acorn International, Inc.	(10,539,179)	(8,728,067)	(26,104,400)	(30,545,390)

Loss per ADS
Basic	(0.39)	(0.33)	(0.93)	(1.11)
Diluted	(0.39)	(0.33)	(0.93)	(1.11)

Weighted average number of ordinary shares used in calculating income per ADS (each ADS represents three ordinary shares)
Basic	82,449,791	82,749,791	84,676,396	82,670,670
Diluted	82,449,791	82,749,791	84,681,050	82,670,670

ACORN INTERNATIONAL, INC.

STATEMENTS OF COMPREHENSIVE LOSS

(In US dollars)

	3 Months Ended September 30		9 Months Ended September 30
	2013	2014	2013	2014
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net loss	10,569,815	8,748,314	26,203,034	30,570,937
Other comprehensive income
Foreign currency translation adjustments	(728,778)	38,700	(3,443,964)	1,202,796

Comprehensive loss	9,841,037	8,787,014	22,759,070	31,773,733
Comprehensive loss attributable to non-controlling interest	(30,636)	(20,247)	(98,634)	(25,547)

Comprehensive loss attributable to Acorn International, Inc.	9,810,401	8,766,767	22,660,436	31,748,186